THE CHUBB CORPORATION 15 Mountain View Road, Warren, New Jersey 07059
June 3, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	The Chubb Corporation
Form 10-K For the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-08661 (2010 Form 10-K)
Dear Mr. Rosenberg:
     In response to your letter of May 6, 2011, the following supplemental information is provided. Our responses are by comment in the sequence such comments are set forth in your letter. For convenience in reviewing the responses, each comment is reprinted prior to the response.
Notes to Consolidated Financial Statements
(3) Invested Assets and Related Income — page F-12
1.	You have investments of approximately $19.8 billion in tax exempt fixed maturity securities at December 31, 2010. Although we were unable to ascertain the nature of these investments from your disclosures, we presume that these securities were issued by states, municipalities and political subdivisions within the U.S. If not, please tell us the composition of these investments. If so, please provide us proposed revised disclosure to be included in future periodic reports that:
•	clarifies that these investments are issued by states, municipalities and political subdivisions within the U.S.

•	discloses the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

•	discloses the nature and primary revenue sources for your special revenue bonds; and

•	discloses your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.
     Our tax exempt fixed maturities comprise bonds issued by states, municipalities and political subdivisions within the United States. Our holdings consist of: (1) special revenue bonds issued by state and local government agencies and, to a lesser extent, (2) state, municipal and political subdivision general obligation bonds and (3) pre-refunded bonds for which an irrevocable trust containing U.S. government or government agency obligations has been established to fund the remaining payment of principal and interest.
     Our decisions to acquire and hold specific tax exempt fixed maturities are primarily based on an initial and ongoing evaluation of the underlying characteristics, including credit quality, sector, structure and liquidity of the issuer, performed by our internal investment professionals. Our evaluation of a special revenue bond includes analyzing key credit factors such as the structure of the revenue pledge, the rate covenant, debt service reserve fund, margin of debt service coverage and the issuer’s historic financial performance. Our evaluation of a general obligation bond issued by a state, municipality or political subdivision includes analyzing key credit factors such as the economic and financial condition of the issuer and its ability and commitment to service its debt. Third party credit ratings are also used by our investment professionals to help assess the relative credit quality of the issuer and manage the overall credit risk of our tax exempt fixed maturity portfolio.
     We do not conduct a process to determine our own credit rating of tax exempt fixed maturities and, therefore, have not concluded that the ratings assigned by third party credit rating agencies would be different.
     In response to your comment, in future Form 10-K filings we would include additional disclosure in the Notes to Consolidated Financial Statements and Item 7A, Quantitative and Qualitative Disclosures About Market Risk, in substantially the form set forth below, with such adjustments as may be appropriate at the time.
     In the Notes to Consolidated Financial Statements, Summary of Significant Accounting Policies, Invested Assets, we would add the following disclosure:
     Tax exempt fixed maturities consist of bonds issued by states, municipalities and political subdivisions within the United States.

     In the Notes to Consolidated Financial Statements, Invested Assets and Related Income, we would add the following disclosure:
     At December 31, 20XX, tax exempt fixed maturities consisted of $X,XXX million of special revenue bonds, $X,XXX million of municipal and political subdivision general obligation bonds, $X,XXX million of state general obligation bonds and $X,XXX million of pre-refunded bonds for which an irrevocable trust containing U.S. government or government agency obligations has been established to fund the remaining payment of principal and interest. The special revenue bonds are supported by income streams generated in a broad range of sectors, primarily electric utilities, water and sewer utilities, highways, universities, housing, hospitals and airports as well as specifically pledged tax revenues. The special revenue bond holdings are well-diversified and spread relatively evenly over these sectors.
     The following table summarizes the fair value and amortized cost for the tax exempt fixed maturities other than pre-refunded bonds held at December 31, 20XX, for each state in which the Corporation’s aggregate investment was 5% or more of the total portfolio of tax exempt fixed maturities. The remainder of tax exempt fixed maturities were issued by a broad range of other states and municipalities and political subdivisions within those states. In the following table, “state” identifies the issuer or the location of the issuing municipality or political subdivision within a state.

Fair value
Municipal and
Political
	Special	Subdivision	State
	Revenue	General	General		Amortized
State	Bonds	Obligations	Obligations	Total	Cost
(in millions)
xxxxxx	$xxxx	$xxxx	$xxxx	$xxxx	$xxxx
xxxxxx	xxxx	xxxx	xxxx	xxxx	xxxx
xxxxxx	xxxx	xxxx	xxxx	xxxx	xxxx
xxxxxx	xxxx	xxxx	xxxx	xxxx	xxxx
     In Item 7A, Quantitative and Qualitative Disclosures about Market Risk, we would include the following disclosure:
     Our decisions to acquire and hold specific tax exempt fixed maturities are primarily based on an initial and ongoing evaluation of the underlying characteristics, including credit quality, sector, structure and liquidity of the issuer, performed by our internal investment professionals. Credit ratings assigned by a credit rating agency assist us in assessing the relative credit quality of the issuer and managing the overall credit risk of our tax exempt fixed maturity portfolio. About XX% of our tax exempt fixed maturities are rated Aa or better by Moody’s with about XX% rated Aaa. The average rating of our tax exempt fixed maturities is XX. While about XX% of our tax exempt fixed maturities are insured, the effect of insurance on the average credit rating of these fixed maturities is insignificant. The insured tax exempt fixed maturities in our portfolio have been selected based on the quality of the underlying credit and not the value of the credit insurance enhancement.
2.	Please provide us proposed revised disclosure to be included in future periodic reports that indicates which foreign governments and agencies issued the fixed maturity securities you hold and the amortized cost and fair value of each. Please also indicate their credit ratings with and without a financial guarantee by third parties:
     In response to your comment, in future Form 10-K filings we would include additional disclosure in the Notes to Consolidated Financial Statements and Item 7A, Quantitative and Qualitative Disclosures About Market Risk, in substantially the form set forth below, with such adjustments as may be appropriate at the time.
     In the Notes to Consolidated Financial Statements, Invested Assets and Related Income, we would add the following disclosure:
     At December 31, 20XX, foreign government and government agency fixed maturities consisted of high quality fixed maturities primarily issued by national governments and, to a lesser extent, government agencies, regional governments and supranational organizations.
     The following table summarizes the fair value and amortized cost for the foreign government and government agency fixed maturities held at December 31, 20XX, for each country in which the Corporation’s aggregate investment was 5% or more of the total portfolio of foreign government and government agency fixed maturities. In the following table, “country” identifies the issuer or the location of the issuing government agency or regional government within a country.

Country	Fair Value	Amortized Cost
(in millions)
xxxxx	$xxxx	$xxxx
xxxxx	xxxx	xxxx
xxxxx	xxxx	xxxx
xxxxx	xxxx	xxxx
xxxxx	xxxx	xxxx
      At December 31, 20XX, the foreign government and government agency fixed maturities also included $XXX million of fixed maturities issued by supranational organizations.

     In Item 7A, Quantitative and Qualitative Disclosures about Market Risk, we would include the following disclosure:
     About XX% of our foreign government and government agency fixed maturities are rated Aaa. The average rating of our foreign government and government agency fixed maturities is XX and these holdings consist of high quality fixed maturities primarily issued by governments, and, to a lesser extent, government agencies, regional governments and supranational organizations. We do not hold any foreign government or government agency fixed maturities that have third party guarantees.
3.	On page F-14 you disclose that $61 million of your unrealized losses relate to equity securities that have been in an unrealized loss position for at least 12 months. Please identify for us the securities comprising this unrealized loss. Tell us the original cost, the gross unrealized loss and the length of time the individual security has been in a continuous loss position. Please explain to us why you have not impaired these securities and reference for us the authoritative literature you rely upon to support your accounting.
     In accordance with Securities Exchange Act Rule 12b-4, the supplemental information requested by the Staff in this comment has been provided under separate cover.
     We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing the overall disclosure in our Form 10-K. We acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding any of the foregoing, please feel free to contact me at (908) 903-2281.

Sincerely,
John J. Kennedy
Senior Vice President and
Chief Accounting Officer

cc:	Kei Nakada, Staff Accountant Mark Brunhofer, Senior Accountant